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Ex-12d

                                                      Idaho Power Company
                                              Consolidated Financial Information
                                              Ratio of Earnings to Fixed Charges


                                                             Twelve Months Ended December 31,
                                                                  (Thousands of Dollars)
                                                   1994         1995         1996         1997         1998
Earnings, as defined:
    Income before income taxes.................. $109,173     $135,333     $142,710     $138,746     $140,984
    Adjust for distributed income of equity
      investees.................................      326       (2,058)      (1,413)      (3,943)      (4,697)
    Equity in loss of equity method
      investments...............................        0            0            0            0          476
    Minority interest in losses of majority
      owned subs................................        0            0            0            0         (125)
    Fixed charges, as below.....................   55,227       57,381       58,339       61,743       61,478

        Total earnings, as defined.............. $164,726     $190,656     $199,636     $196,546     $198,116

Fixed charges, as defined:
    Interest charges............................  $54,433      $56,456      $57,348      $60,761     $ 60,677
    Rental interest factor......................      794          925          991          982          801

          Total fixed charges, as defined.......  $55,227      $57,381      $58,339      $61,743      $61,478

Ratio of earnings to fixed charges..............    2.98x        3.32x        3.42x        3.18x        3.22x









                                                                                                                  Exhibit 12-D

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